Cayo Films, Inc. and Subsidiary
An Oregon Corporation

Consolidated Financial Statements and Independent Auditor's Report
December 31, 2020

Cayo Films, Inc. and SUBSIDIARY

TABLE OF CONTENTS



To the Board of Directors
Cayo Films, Inc. and Subsidiary
Jacksonville, Oregon

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Cayo Films, Inc. and Subsidiary (the "Company") which comprises the balance sheet as of December 31, 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from December 8, 2020 (inception) to December 31, 2020, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cayo Films, Inc. and Subsidiary as of December 31, 2020, and the results of its operations and its cash flows for the period from December 8, 2020 (inception) to December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated financial statements section of our report. We are required to be independent of Cayo Films, Inc. and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company has not generated revenue or profits since inception, had not yet commenced substantial operations, has no liquid assets as of December 31, 2020, and is dependent upon related party financing for its continuation. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Cayo Films, Inc. and Subsidiary ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Cayo Films, Inc. and Subsidiary's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Cayo Films, Inc. and Subsidiary's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 2, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

CAYO FILMS, INC. and SUBSIDIARY
CONSOLIDATED BALANCE SHEET
As of December 31, 2020

ASSETS		
Current Assets:		
Investment in productions	$	245,000
Total Current Assets		245,000
TOTAL ASSETS	$	245,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Note Payable, Related Party	$	245,000
Total Liabilities		245,000
Stockholders' Equity:		
Common Stock, No par, 100 shares authroized 0 shares issued and outstanding as of December 31, 2020		-
Additional paid-in capital		-
Accumulated deficit		-
Total Stockholders' Equity		-
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	245,000

See Independent Auditor's Report and accompanying consolidated notes, which are an integral part of these consolidated financial statements.

CAYO FILMS, INC. and SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
For the period from December 8, 2020 (inception) to December 31, 2020

Net revenues	$	-
Costs of net revenues		-
Gross loss		-
Operating Expenses:		
General & administrative		-
Sales & marketing		-
Total Operating Expenses		-
		-
Provision for income taxes		-
Net Loss	$	-

See Independent Auditor's Report and accompanying consolidated notes, which are an integral part of these consolidated financial statements.

CAYO FILMS, INC. and SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the period from December 8, 2020 (inception) to December 31, 2020

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance at December 8, 2020	-	$ -	$ -	$ -	$ -
Net Income/(Loss)	-	-	-	-	-
Balance at December 31, 2020	-	$ -	$ -	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

CAYO FILMS, INC. and SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
For the period from December 8, 2020 (inception) to December 31, 2020

Cash Flows From Operating Activities		
Net (Loss)/Income	$	-
Adjustments to reconcile net loss to net cash used in/(provided by) operating activities:		
Changes in operating assets and liabilities:		
Net Cash Used In Operating Activities		-
Net Change In Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See Independent Auditor's Report and accompanying consolidated notes, which are an integral part
of these consolidated financial statements.

CAYO FILMS, INC. and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and for the period from December 8, 2020 (inception) to December 31, 2020

NOTE 1: NATURE OF OPERATIONS

Cayo Films, Inc. and Subsidiary (the "Company") is a corporation organized on December 8, 2020 under the laws of Oregon. The Company's mission is to establish a community of passionate fans and owners that participate in the process of funding and creating movies, television, and other forms of content. The Covenant, LLC, a limited liability company formed under the laws of Utah September 1, 2020 is a wholly owned subsidiary of the Company.

As of December 31, 2020, the Company had not commenced planned principal operations nor generated revenue. The Company also has unknown impacts from the ongoing COVID-19 pandemic. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as to cost of goods sold over the period to which associated revenues are expected to be realized. Production costs are stated

CAYO FILMS, INC. and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and for the period from December 8, 2020 (inception) to December 31, 2020

at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period. If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, we may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

The Company capitalized $245,000 of program rights from video production costs incurred in 2020 and recorded no amortization expense on these assets for the period ended December 31, 2020. The carrying balance of the program rights as of December 31, 2020 was $245,000.

Impairment

The Company reviews its long-term assets for indications of impairment on an annual basis and records an impairment when facts and circumstances indicate the value of the asset is impaired.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

CAYO FILMS, INC. and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and for the period from December 8, 2020 (inception) to December 31, 2020

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have a net operating loss carryforward $0 as of December 31, 2020. The Company pays federal and Oregon income taxes at a combined effective rate of approximately 26.2% and has used this effective rate to derive a net deferred tax asset of $0 as of December 31, 2020.

All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject. The Company recognizes interest accrued and penalties to unrecognized tax benefits in tax expense. During the period ended December 31, 2020, the Company recognized no interest or penalties.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenue or profits since inception, had not yet commenced substantial operations, has no liquid assets as of December 31, 2020, and is dependent upon related party financing for its continuation. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of stock in 2021 and has raised capital via a related party loan in 2021, as discussed in Note 8.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

Capital Structure

The Company has authorized 100 shares of common stock with no par value. As of December 31, 2020, no shares of common stock were issued.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We have adopted the new standard effective December 8, 2020.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

CAYO FILMS, INC. and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and for the period from December 8, 2020 (inception) to December 31, 2020

NOTE 6: RELATED PARTY TRANSACTIONS

Related Party Loans Payable

The Company has entered into an informal loan agreement with Cayo Studios, LLC, the parent company of Cayo Films, one of which managers is the company's CEO. As of December 31, 2020 there was no formal agreement in place. Under this arrangement, the related party company paid $245,000 on the Company's behalf, which all remains outstanding as of December 31, 2020. The informal terms of the loan provide this loan to be repaid upon the Company raising $6,000,000 in combined Reg CF and Reg A+ raises with a 5% simple interest. On March 16, 2021, the Company formalized a $1,000,000 note payable, which included the $245,000 included on December 31, 2020 All outstanding principal and interest will be due and payable on the earlier of March 16, 2025 and the date upon which payee closes one or more equity financing pursuant to which payee sells to one or more investor shares of its capital stock in a transaction or series related transactions with aggregate sells of not less than $6,000,000.

Producer Fees Related Party

The Company has entered into an informal loan agreement with Cayo Studios, LLC, the parent company of Cayo Films, one of which managers is the company's CEO. As of December 31, 2020 there was no formal agreement in place. The Company paid $5,000 each to 3 of Cayo Studios principals as producer fees in 2020. Program rights of $15,000 were capitalized during the period ended December 31, 2020 which were developed by a related party company.

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Related Party Note Payable Agreement

On March 16, 2020, the Company entered into a note-payable agreement with Cayo Studios, LLC a related party under common control, in the amount of $1,000,000 bearing interest at a rate of 5%. All outstanding principal and interest will be due and payable on the earlier of March 16, 2025 and the date upon which payee closes one or more equity financing pursuant to which payee sells to one or more investor shares of its capital stock in a transaction or series related transactions with aggregate sells of not less than $6,000,000. The $245,000 related note payable is included in the $1,000,000.

CAYO FILMS, INC. and SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2020 and for the period from December 8, 2020 (inception) to December 31, 2020

Change of Domicile

The Company is now incorporated in the State of Utah.

Ownership

The Company is in process of issuing 100% of its shares of common stock to Cayo Studios, LLC, to become a wholly owned subsidiary of Cayo Studios, LLC.

Management's Evaluation

Management has evaluated all subsequent events through June 2, 2021 the date the consolidated financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the consolidated financial statements.